UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Binah Capital Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

09032H105
(CUSIP Number)

March 15, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 09032H105

1	NAMES OF REPORTING PERSONS
Wentworth Funding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,589,351*+

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,589,351*+

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,589,351*+

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission and excludes 52,646 shares and 13,832 warrants that were owned as of March 15, 2024, but subsequently transferred to certain members of Wentworth Funding LLC.

+ Including 279,433 common shares underlying the 279,433 warrants beneficially owned by the Reporting Person that are currently exercisable for one share of common stock at an exercise price of $11.50 per share.

**  Based on 16,565,885 shares of common stock, $0.0001 par value per share, of Binah Capital Group, Inc. outstanding as of May 15, 2024, as reported on Binah Capital Group, Inc.’s Form 10-Q for the quarterly period ended March 31, 2024 filed with the Securities and Exchange Commission on May 24, 2024 plus 279,433 shares of common stock that would be outstanding upon the exercise of the warrants beneficially owned by the Reporting Person.

SCHEDULE 13G

Item 1(a)	Name of Issuer:

Binah Capital Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

80 State Street, Albany, NY 12207

Item 2(a)	Name of Person Filing:

Wentworth Funding LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

9201 Warren Parkway Ste 200,
Frisco, TX 75035

Item 2(c)	Citizenship:

Delaware limited liability company

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

CUSIP No. 09032H105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount beneficially owned: 1,589,351

(b)	Percent of class: 9.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,589,351

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,589,351

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 2024

Wentworth Funding LLC

	By:	/s/ Frederick Lim
	Name:	Frederick Lim
	Title:	Manager